CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

October 6 , 2004

Trading Symbols: TSX-Ven.CDU

FSE.CR5

CARDERO ACQUIRES NEW PROPERTIES IN PERU AND ARGENTINA

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce that it has entered into agreements to acquire two new properties, one in Peru and one in Argentina.

Katanga Property, Peru

Cardero has entered into an option agreement with a private Peruvian company to acquire the Katanga property, which is located approximately 200 km south of the city of Cusco, in the province of Livitaca, Peru.

The Katanga property covers approximately 9,500 hectares and contains extensive surface exposures of high-grade magnetite mineralization. The geological setting and nature of the mineralization suggest a potential for large tonnages of high-grade magnetite (iron ore) and high-grade copper skarn deposits.  Within a 100 km radius there are four copper deposits including BHP’s Tintaga copper mine and Xtrata’s newly acquired Las Bambas copper project.

The terms of the option agreement to acquire a 100% interest in the Katanga property require the payment of US$261,000 on or before execution of the agreement (paid) and additional payments aggregating US$240,000 (payable as to the sum of US$10,000 on or before November 1, 2004 and the balance in monthly instalments of US$10,000 until an aggregate US$240,000 has been received by the private Peruvian company).  In addition, the Company is required to take over the obligations of the private Peruvian company under the underlying option agreement with the landowner, which require aggregate payments of US$1,900,000 over 5 years, with an initial payment of US $50,000 in year 1 and a subsequent payment of US $100,000 in year two, and payment of all required taxes in order to keep the property in good standing.  There are no work commitments.

Katanga fits well with the Company’s strategy to become a major player in the iron-ore and copper markets.

Organullo Property, Argentina

Cardero is also pleased to announce the finalization of an agreement to acquire a 100% interest the Organullo property from a private vendor.  The Organullo property is located approximately 100 km to the northwest of Jujuy in the capital city of the Province of Salta in northwestern Argentina.  The purchase price for the 100% interest is the issuance of 70,000 common shares upon TSX Venture Exchange acceptance.

The total area of the Organullo property is approximately 5,000 hectares, and displays areas of anomalous copper, lead, molybdenum, gold and bismuth.  An intrusive body that is elongated in a north – south direction is located in the northern sector covering an area of 4 km by 1 km.  A report on the property completed in 1994 concluded that a zone of alteration extends semi-continuously for about 4000 m (N-S) and between 200 m and 1000 m (E-W) and consists of colour anomalies which present areas of argillic alteration, fracturing, brecciation, silicification, quartz veining and locally intense pyritization.  The old Julio Verne mine located near the south end of the alteration zone consists of narrow quartz veins containing pyrite, chalcopyrite, arsenopyrite and bismuthenite.  Extensive rock chip sampling of the areas of alteration have delineated widespread areas of anomalous indicator metals as well as larger areas with anomalous gold and silver values.  Sampling of veins in the Julio Verne area reportedly returned an average gold grade of 7.03 grams per tonne.

The geological setting, alteration pattern and metal signatures indicate that this could be a high sulphidation or acid sulphate, epithermal gold-bearing system.  Cardero geologists believe that given the size of the system there is an excellent chance of delineating areas of low grade bulk mineable material and an exploration program to test the potential is proposed.

Cardero is continuing to compile available data on Organullo and a strategy to take the project to the next stage and the results will be announced when completed.

Investor Relations Agreement

Cardero announces that it has retained the private Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct institutionally-oriented investor relations programs on behalf of the Company.  Founded in 1979 and headed by Mr. Michael Baybak, MBC is a long-term public relations specialist in the natural resource sector, with a focus on introducing Canadian resource companies of merit to broader institutional and other investor audiences.  Mr Baybak graduated from Columbia University and attended Yale Law School.  Before entering the financial relations field in 1977, he was a business writer for a number of organizations, including McGraw-Hill and The Christian Science Monitor.

The Company will pay MBC a monthly fee of US$6,000 during the term of the agreement, plus expenses, and has granted MBC options to purchase up to 300,000 common shares at a price of $3.25, expiring September 30, 2006, under the Company’s Incentive Stock Option Plan.  The options are subject to vesting provisions whereby 25% will vest after three months, an additional 25% after six months, an additional 25% after nine months and the balance after 12 months.  The agreement is for an initial 12 month term, and may be terminated at any time after the first six months on thirty days’ notice.  The agreement may be renewed by mutual agreement following the initial term.

Incentive Stock Options

Cardero announces that it has, pursuant to its Incentive Stock Option Plan, granted options to certain consultants of the Company to purchase an aggregate of 100,000 common shares of the Company.  The options are exercisable on or before October 6, 2006 at a price of $3.25 per share.

All of the foregoing transactions are subject to acceptance for filing on behalf of the Company by the TSX Venture Exchange.

The Company is well financed with over $16 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper and iron ore-copper-gold (IOGC) projects which will ensure the recognition of Cardero as a world-class exploration and development company.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

For further information contact:

Henk Van Alphen, President

Email:  hvanalphen@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

or

Quentin Mai, Manager – Corporate Communications

and Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.